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December 9, 2015

thomas.majewski@shearman.com
(212) 848-7182

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard Funds Trust (the “Trust” or the “Registrant”)
File Nos. 333-207738 and 811-23111

Dear Ms. Dubey:

Thank you for your comments which you conveyed to us by letter dated December 1, 2015 regarding the registration statement on Form N-1A of the Trust filed with the Securities and Exchange Commission (“SEC”) on November 2, 2015.  Below, please find our responses to the staff’s comments.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Registrant’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Registrant has revised the other disclosure accordingly.  The section and page references that we refer to in the Registrant’s responses are references to the version of Amendment No. 1 to the registration statement filed with the SEC on December 9, 2015 (“Pre-Effective Amendment No. 1”).

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 1.

I.	Prospectus – Investment Objective (page 1)

1.
COMMENT:  The investment objective of the Income-Equity Fund is “to seek long-term total return and current income.”  Inasmuch as the Income-Equity Fund’s name includes the word “income”, please revise the investment objective so that the primary objective is to seek current income.  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

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December 9, 2015

RESPONSE (please see page 1):  The Registrant has revised the investment objective of the Income-Equity Fund to state that “the primary objective of the Miller/Howard Income-Equity Fund (the “Income-Equity Fund”) is to seek current income, and, secondarily, long-term total return.”

II.	Prospectus – Fees and Expenses of the Income-Equity Fund/Fees and Expenses of the Drill Bit Fund (pages 1-2 and pages 10-11)

2.
COMMENT:  The second sentence in the introduction to each fee table states that “More information about this, as well as eligibility requirements for each share class, is available from your financial professional and in ‘Shareholder Information’ on page [  ] of this Prospectus and ‘Purchases’ on page [  ] of the [fund’s] Statement of Additional Information.”  As this statement is not required or permitted to be included in Item 3 of Form N-1A, please remove this sentence from the summary prospectus.  See General Instruction C.3.(b) to Form N-1A.

RESPONSE (please see pages 1 and 6-7):  The Registrant has made the requested deletion in the Pre-Effective Amendment No. 1.

3.
COMMENT:  Please consider deleting the lines showing “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)”, “Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or redemption proceeds)”, “Maximum Sales Charge (Load) Imposed on Reinvested Dividends” and “Exchange Fees” in each fee table as neither Fund charges any of these fees.

RESPONSE (please see pages 1 and 6-7):  The Registrant has made the requested deletion of the above categories of inapplicable fees in the Pre-Effective Amendment No. 1.

4.
COMMENT:  The second footnote to each fee table states that the Adviser has contractually agreed to waive its fees or cap its expenses.  Please confirm to us that this contractual agreement will be filed as an exhibit to the registration statement.  Please also confirm to us that the dates to be inserted in two places in the last sentence of the footnote will be at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.  In addition, if the Adviser will have any ability to recoup expenses waived or reimbursed, please disclose the Adviser’s ability to do so and briefly describe the terms of such recoupment in this footnote.

RESPONSE (please see pages 1-2 and 6-7):  The Registrant confirms that the contractual agreement will be filed as an exhibit to the Pre-Effective Amendment No. 1 and that the agreement will be for more than one year from the effective date of the registration statement.  Additionally, the Registrant has made the requested changes by adding the relevant disclosure.

5.
COMMENT:  As it appears that the example calculations for each Fund will be the same whether shares are redeemed or not redeemed, please remove the 1 year and 3 years examples under “Not Redeemed”.  See Instruction 4(f) to Item 3 of Form N-1A.

December 9, 2015

RESPONSE (please see pages 1-2 and 6-7):  The Registrant has made the requested changes in the Pre-Effective Amendment No. 1.

III.	Prospectus – Fund Summaries – Principal Investment Strategies (pages 3 and 12)

6.
COMMENT:  The disclosure for each Fund states that equity securities include “other instruments whose price is linked to the value of common stock.” Please disclose the types of instruments this phrase describes.  Also, if such instruments include derivatives, please supplementally confirm that only the market value of the derivatives (rather than the notional value) will count towards complying with the 80% investment policy.

RESPONSE (please see pages 2 and 7-8):  The Registrant has made the requested change by adding the requested disclosure and confirmation that “only the market value of these securities will count towards compliance with” the 80% investment policy.

IV.	Prospectus – Fund Summaries – Principal Investment Strategies (page 3)

7.
COMMENT:  The second sentence states that “the Income-Equity Fund will invest at least 80% of its net assets . . . in dividend or distribution producing equity securities.”  Please define “distribution producing equity securities” and, inasmuch as the Income-Equity Fund’s name includes the word “income”, please disclose that “distribution” does not include distributions made from non-income sources, such as returns of capital.  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

RESPONSE (please see page 2):  The Registrant has added disclosure to clarify that  Distribution paying equity securities do not include securities making returns of capital distributions, with the exception of MLPs and REITs whose distributions may, in part, be deemed return of capital under current tax law provisions”.

Distributions from MLPs and REITS have similar attributes to dividends issued by other companies, reflecting as they do cash generated from operations.  However, because of special tax treatment at the MLP/REIT entity level the distributions sometimes have the favorable tax attribute of being treated as “returns of capital” for income tax purposes.  Such tax treatment does not reflect the type of impairment that a return of invested cash would imply.

8.
COMMENT:  The third sentence states that the Income-Equity Fund may invest in companies of any market capitalization.  Please add corresponding risk disclosure of such investments (e.g., risk of investment in small capitalization issuers).

RESPONSE (please see page 2):  The Registrant has made the requested change by adding the relevant disclosure.

9.
COMMENT:  The fourth sentence states that equity securities include “convertible securities”.  Please disclose that only convertible securities that are “in the money” at the time of investment will be considered to be equity securities for purposes of the 80% investment policy.  See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”).

December 9, 2015

RESPONSE (please see page 2):  The Registrant has deleted the reference to “convertible securities.”

10.
COMMENT:  The second paragraph states that the Income-Equity Fund may invest in securities from any country.  Inasmuch as “Emerging Markets Risk” is identified as a principal risk of the Income-Equity Fund, please disclose that “any country” includes emerging market countries.

RESPONSE (please see page 2):  The Registrant has made the requested change by clarifying the relevant disclosure.

V.	Prospectus – Fund Summaries – Principal Risks (pages 4-7)

11.
COMMENT:  The Principal Risks of the Income-Equity Fund include risks of derivatives investments and risks specific to the following industries:  energy, financial services, health care, information technology and utilities.  Please add disclosure of these investments in the Principal Investment Strategies section.  Also, please tailor the disclosure associated with derivatives to the types of derivatives the Income-Equity Fund intends to use as part of its principal investment strategies.  See Letter from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010); IM Guidance Update:  Disclosure and Compliance matters for Investment Company Registrants That Invest in Commodity Interests (August 2013).

RESPONSE (please see pages 3-5):  The Registrant has removed these investments and associated risks from the Principal Investment Strategies section.

12.
COMMENT:  The Principal Risks of the Income-Equity Fund include “General Fund Investing Risks” on page 6 and “Investment Risk” on page 7.  To avoid duplication, please either consolidate these risk factors into a single risk factor or revise the heading of each risk factor to highlight how each risk factor differs from the other.

RESPONSE (please see pages 3-5):  The Registrant has made the requested change by consolidating the risk factors.

VI.	Prospectus – Fund Summaries – Fund Performance (page 8 and page 17)

13.
COMMENT:  The first and second sentences indicate that each Fund does not yet have a performance history for a full calendar year and that performance information will be provided in the future.  Since neither Fund has its own performance information to disclose, please remove from the summary prospectus the remaining disclosure in this paragraph that describes performance information.  See Item 4(b)(2) of Form N-1A.

RESPONSE (please see pages 5 and 11):  The Registrant has made the requested deletion.

December 9, 2015

VII.	Prospectus – Fund Summaries – Performance Information for Similarly Managed Accounts (page 8)

14.
COMMENT:  Performance information of similarly managed accounts is not required or permitted to be included in the summary prospectus.  Please remove this section from the summary prospectus.  See General Instruction C.3.(b) of Form N-1A.

RESPONSE (please see page 5):  The Registrant has made the requested deletion.

15.
COMMENT:  The first sentence states that the existing managed accounts are advised by Miller/Howard Investments, LLC.  The Income-Equity Fund’s investment adviser is MHI Funds, LLC. Please explain to us why it is appropriate to include performance information of accounts managed by an entity that is not the Income-Equity Fund’s investment adviser.  See Nicholas-Applegate Mutual Funds (SEC Staff No-Action Letter, Aug. 6, 1996).  We may have more comments after reviewing your response.

RESPONSE (please see pages 5):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

16.
COMMENT:  The first sentence of the second paragraph states that the composite performance is that of “all of these similarly managed accounts”.  If any pooled investment vehicles (e.g., mutual funds) with substantially similar investment objectives, policies and strategies as the Income- Equity Fund are or were managed by Miller/Howard Investments, LLC, please also include the performance of those vehicles in the performance disclosure.  In addition, please revise this sentence to clarify that the composite performance includes all accounts managed by Miller/Howard Investments, LLC that have substantially similar investment objectives, policies and strategies as the Income-Equity Fund.

RESPONSE (please see pages 5):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

17.	COMMENT: Please add a heading to the table at the bottom of page 8 that describes the performance information included in the table (e.g., average annual total return, cumulative performance).

RESPONSE (please see pages 5):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

18.
COMMENT:  The second sentence of the third paragraph states that the performance figures reflect the deduction of the historical fees and expenses paid by the managed accounts.  Please revise the disclosure to state that the performance figures reflect the deduction of all actual fees and expenses paid by the managed accounts, including sales loads.

December 9, 2015

RESPONSE (please see pages 5):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

19.
COMMENT:  Please represent to us that the Income-Equity Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

RESPONSE (please see pages 5):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

20.	COMMENT: Please respond to comments 14, 15, 16, 17 and 19 with respect to the performance disclosure set forth on page 17 of the Drill Bit Fund’s summary prospectus.

RESPONSE (please see page 11):  The Registrant has made the same deletions for the Drill Bit Fund’s performance disclosure as for the Income-Equity Fund in connection with comments 14, 15, 16, 17 and 19.

VIII.	Prospectus – Fund Summaries – Management (page 9 and page 18)

21.
COMMENT:  The disclosure states that MHI Funds, LLC is each Fund’s investment adviser.  Please confirm to us that MHI Funds, LLC will be registered as an investment adviser with the Commission by the time the registration statement is effective.

RESPONSE (please see pages 6 and 11):  MHI Funds, LLC has requested acceleration of its registration on Form ADV from the SEC.

IX.	Prospectus – Fund Summaries – Principal Investment Strategies (page 12)

22.
COMMENT:  The first sentence states that the Drill Bit Fund will invest at least 80% of its net assets in “securities that seek to participate in all phases of the North American energy value chain.” Although the Drill Bit Fund’s name suggests investments in the energy sector, it appears that the Drill Bit Fund’s 80% investment policy would allow it to invest in companies outside of the energy sector (e.g., companies that derive competitive advantages from low cost energy).  Please revise this 80% investment policy so that it applies only to companies in the energy sector, specifically define the types of companies the energy sector includes for purposes of the 80% investment policy, and disclose the criteria that determine whether a company is in the energy sector (e.g., companies that derive greater than 50% of their revenue from the energy sector).  See Rule 35d-1(a)(2)(i) under the 1940 Act.

RESPONSE (please see pages 7-8):  The Drill Bit Fund seeks to capture benefits from securities participating in all phases of the North American energy value chain – from exploration and production companies to midstream pipeline companies transporting, processing, and storing commodities, to customers such as utility, industrial, and chemical companies, and to the enablers and beneficiaries providing related goods and services across all stages of the value chain.

December 9, 2015

The strategy also includes the securities of participants benefitting from structural advantages of low-priced, abundant North American natural gas, and businesses that benefit from the foregoing trend, including petrochemical manufacturers, regional banks, process equipment, turbine and furnace manufacturers.  The Fund’s investments are not limited to the energy sector and the Fund will not concentrate in the energy sector.  The Registrant revised the Fund’s disclosure to describe the universe of investments in the North American energy value chain.

23.	COMMENT: Please add disclosure of the Drill Bit Fund’s market capitalization policy (e.g., whether it invests in companies with small market capitalizations).

RESPONSE (please see page 8):  The Registrant has made the requested change by adding the relevant disclosure.

24.
COMMENT:  The last sentence of the first paragraph states that the Drill Bit Fund “seeks to create a balanced, best of breed portfolio of a cross section of the American economy poised to grow most rapidly as a result of shale developments.” Please clarify this disclosure to better explain what the Drill Bit Fund seeks to accomplish.  Also, please amplify the disclosure in the Principal Investment Strategies section and the Principal Risks section to emphasize the Drill Bit Fund’s focus on energy derived from shale (e.g., describe the types of shale developments that will benefit the Drill Bit Fund’s investments).

RESPONSE (please see pages 7-8):  The Registrant has revised the Principal Investment Strategies section to clarify its envisioned strategy and universe of investments.  We added risk disclosure related to Drill Bit Fund’s Principal Investment Strategies including risks related to energy and shale.

25.
COMMENT:  The third paragraph sets forth four investment subcategories (Upstream, Midstream, Downstream and Enablers/Beneficiaries) and provides an example of a company in each subcategory.  The descriptions of the types of companies in each subcategory are too general to explain the types of companies included in each subcategory (e.g., “Upstream company may possess hard-to-duplicate low cost acreage or advanced technologies”, “Downstream utility company may have attractive, underappreciated critical infrastructure or growth opportunities”).  Please revise the disclosure to describe with more specificity the types of companies included in each investment subcategory.

RESPONSE (please see page 8):  The Registrant revised the disclosure as requested and included a chart with the types of companies included in the Fund’s investing universe and each subcategory.

X.	Prospectus – Fund Summaries – Principal Risks (page 12-17)

26.
COMMENT:  On pages 14, 15 and 17, the disclosure describes, among other things, the risks of debt securities, below investment grade debt securities (or junk bonds), investment companies, covered call options, derivatives and utilities companies.  Please add disclosure of these investments in the Principal Investment Strategies section.

December 9, 2015

RESPONSE (please see pages 8-10):  The specified disclosures have been deleted from the Principal Risks section because the Drill Bit Fund will not be using the corresponding strategy as a Principal Investment Strategy.

27.
COMMENT:  On page 14, the disclosure under “Investment Company and RIC Compliance Risk” refers to the Drill Bit Fund’s investments in “other investment companies”.  Please tell us whether the Drill Bit Fund invests in unregistered investment companies and if so, how much the Drill Bit Fund can invest in these investments.  We may have more comments after reviewing your response.

RESPONSE (please see page 9):  The Drill Bit Fund will only invest in registered investment companies and the disclosure has been clarified.

28.
COMMENT:  On page 15, the disclosure sets forth two separate risk factors describing the energy sector:  “Energy Industry Risk” and “Energy Companies Risk”.  To avoid duplication, please either consolidate these risk factors into a single risk factor or revise the heading of each risk factor to highlight how each risk factor differs from the other.

RESPONSE (please see page 9):  The risk factors have been consolidated into one “Energy Industry Risk.”

29.	COMMENT: Please add appropriate risk disclosure of how recent events in the energy sector (e.g., downward trend in oil and gas prices) may impact the Drill Bit Fund’s investments.

RESPONSE (please see page 9):  The Registrant has made the requested change by adding the following section on page  9: Recent Trends in Energy Prices Risk: Continuing increases in levels of worldwide oil and gas reserves and production may further depress the value of investments in energy related securities such as those the Fund intends to invest.  This trend is causing producers to curtail production or reduce capital spending for exploration activities. It has caused some energy sector companies to fail due to overleveraging and an extended period of reduced prices may significantly lengthen the time the sector would need to recover after a stabilization of prices.  This could increase the time period the Fund would need to see a realization of its investment strategies.

XI.	Prospectus – Fund Summaries – Performance Information for Similarly Managed Accounts (page 17)

30.
COMMENT:  The second sentence of the third paragraph states that the performance figures are adjusted for the Drill Bit Fund’s fees and expenses.  Please revise the disclosure to state that the performance figures were adjusted for all fees and expenses of the Drill Bit Fund.  In addition, the fourth sentence in this paragraph states that “[i]f the managed accounts had been subject to the same fees and expenses as the Funds, the performance shown may have been lower.”

December 9, 2015

Please disclose consistently whether the performance figures are adjusted for all fees and expenses of the Drill Bit Fund or whether the performance is shown net of fees and expenses of the managed accounts. We may have more comments after reviewing your response.

RESPONSE (please see page 11):  The Registrant has removed all performance information of existing managed accounts advised by Miller/Howard Investments, Inc.

XII.	Prospectus – Fund Summaries – Information Relevant to All Funds – Purchase and Sale of Fund Shares (pages 18-19)

31.
COMMENT:  Please remove from the summary prospectus the first three sentences of the first paragraph under this section as such disclosure is not required or permitted by Item 6 of Form N-1A. See General Instruction C.3.(b).

RESPONSE (please see page 11):  The Registrant has made the requested deletion.

XIII.	Prospectus – Additional Information about the Funds – Additional Information about the Investment Policies and Strategies of the Funds – Non-Principal Investment Strategies of the Fund (pages 23-24)

32.
COMMENT:  On page 24, the first bullet describes investments in investment companies and indicates that these investments may satisfy each Fund’s investment policies on direct investments.  If shares of investment companies are included in each Fund’s 80% investment policy, please add disclosure of such investments to the types of investments included in each such policy in the Principal Investment Strategies section.  Please also disclose the criteria each Fund will use to select investment companies to be included in each Fund’s 80% investment policy (e.g., that a Fund will invest only in investment companies that invest substantially all of their assets in the types of investments identified in that Fund’s 80% investment policy).

RESPONSE (please see page 13-14):  The requested disclosure has been added to the description of the 80% investment policy for each Fund. In summary, only investments in registered investment companies, ETFs and ETNs that invest substantially all of their assets in investments identified as permissible will be included in the respective Fund’s 80% test.

33.
COMMENT:  Under “Temporary Defensive Policy; Cash Equivalents and Short-Term Investments”, the fourth sentence states that “[f]or temporary defensive purposes and during periods of high cash inflows or outflows [emphasis added], the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash.”  Inasmuch as the Funds may only depart from their principal investment strategies and invest part or all of its assets in the securities described for temporary defensive purposes, please remove the disclosure regarding the ability of the Funds to do so during periods of high cash inflows and outflows.  See Instruction 6 to Item 9(b)(1) of Form N-1A.

  December 9, 2015

RESPONSE (please see page 15):  The Registrant has made the requested deletion.

XIV.	Prospectus – Additional Information about the Funds – Additional Information about the Risks (pages 25-33)

34.	COMMENT: This section sets forth the risks of the Funds. Please separately disclose the principal risk and non-principal risks of each Fund. See Item 9(c) of Form N-1A.

RESPONSE (please see pages 16-22):  The Registrant has made the requested formatting revision.

XV.	Prospectus – Additional Information about the Funds – Management of the Funds (pages 33-36)

35.
COMMENT:  Please disclose, adjacent to the disclosure required by Item 10(a)(3)(ii) of Form N-1A, that a discussion regarding the basis for the board of directors approving the investment advisory contracts for each Fund is available in each Fund’s annual or semi-annual report to shareholders and provide the period covered by the relevant report.  See Item 10(a)(1)(iii) of Form N-1A.

RESPONSE (please see page 23):  The Registrant has added the requested disclosure.

36.
COMMENT:  Please clarify the roles that the portfolio managers play in managing each Fund’s portfolio.  For example, please disclose whether one individual serves as a lead portfolio manager or whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.  See Item 5(b) of Form N-1A.

RESPONSE (please see page 24):  The Registrant has added clarifying language to this section.

XVI.	Prospectus – Shareholder Information – Purchases – Purchases through Financial Intermediaries (pages 41-43)

37.
COMMENT:  The last bullet on page 43 states that each Fund reserves the right to charge $15 for outgoing wires.  Please add this fee to each Fund’s fee table.  See Instruction 2(d) to Item 3 of Form N-1A.

RESPONSE (please see page 29):   In not disclosing these amounts in the fee table, Registrant is following the exception contained in Instruction 2(d) to Item 3 of Form N-1A, which states that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

December 9, 2015

XVII.	Prospectus – How to Redeem Shares (pages 45-51)

38.
COMMENT:  On page 46, the fifth bullet states that “[r]edemption proceeds may be delayed until money from a prior purchase sufficient to cover your redemption has been received and collected.” Please revise the disclosure above to clarify the circumstances in which redemption proceeds may be delayed (e.g., until an investor’s purchase check has cleared) and how long redemption proceeds may be delayed in this circumstance.  See Section 22(e) of the 1940 Act.

RESPONSE (please see page 30):  Registrant has revised the disclosure as follows:  “If any portion of the shares to be redeemed represents an investment made by check, the Fund may delay the payment of the redemption proceeds until the transfer agent is reasonably satisfied that the check has been collected. This may take up to 12 calendar days from the purchase date.”

XVIII.	Prospectus – How to Redeem Shares – Suspension of Redemptions (page 49)

39.
COMMENT:  The second paragraph and fourth paragraph describe additional fees charged by each Fund that are not disclosed in either Fund’s fee tables (i.e., low account fee of $25, annual maintenance fee of $10 for IRA or Coverdell ESA accounts and $20 fee to close out IRA or Coverdell ESA account).  Please add disclosure of these fees to the fee tables.  See Instruction 2(d) to Item 3 of Form N-1A.  In addition, please note that the $20 fee per account to close out an IRA or Coverdell ESA account at the time of redemption appears to be a redemption fee.  Redemption fees may not exceed 2%.  See Rule 22c-2(a)(1)(i) under the 1940 Act.  As each Fund already charges a 2% redemption fee on shares held for 60 days or less, please explain to us why the combination of the redemption fee and the account close-out fee for IRA and Coverdell ESA accounts does not violate Rule 22c-2(a)(1)(i) under the 1940 Act.

RESPONSE (please see page 35):   In not disclosing these amounts in the fee table, Registrant is following the exception contained in Instruction 2(d) to Item 3 of Form N-1A, which states that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

XIX.	Prospectus – How to Redeem Shares – Class I Shares Redemption Fee (pages 50-51)

40.	COMMENT: Please revise the heading to this section to include a reference to Adviser Class shares because a redemption fee is also charged to Adviser Class shares.

RESPONSE (please see page 36-37):  The Registrant has made the requested change.

December 9, 2015

XX.	Prospectus – General Information – Distributions (page 54)

41.
COMMENT:  If either Fund will make return of capital distributions to shareholders, please describe the short term and long term tax implications of this type of distribution and state that a return of capital is a return to investors of a portion of their original investment in the Funds.  In addition, please add disclosure in each Fund’s Principal Risks section that distributions may include returns of capital and the consequences of this type of distribution, as noted above.

RESPONSE (please see pages 5 and 10):  The Registrant has added the requested tax disclosure in each Fund’s Principal Risks section.

XXI.	Prospectus – General Information – Payments to Financial Intermediaries (pages 56-58)

42.
COMMENT:  The first sentence states that, from its own assets, the Funds may pay brokerage firms or other financial intermediaries that sell shares of the Trust for distribution, marketing, promotional or related services.  Please clarify that, if these payments are made from the Funds’ assets, the payments will only be made pursuant to the Adviser Class shares’ 12b-1 plan.  See Rule 12b-1 under the 1940 Act.

RESPONSE (please see page 42):  The Registrant has clarified that such payments will only be made pursuant to the Adviser Class shares.

XXII.	Prospectus – General Information – Availability of Portfolio Holdings Information (page 58)

43.
COMMENT:  Please disclose that a description of the policies and procedures with respect to disclosure of the Funds’ portfolio securities is available in the Funds’ Statement of Additional Information and on the Funds’ website, if applicable.  See Item 9(d) of Form N-1A.

RESPONSE (please see page 43):  The Registrant has added the requested disclosure.

XXIII.	Statement of Additional Information – Investment Restrictions (pages 1-4)

44.
COMMENT:  Please disclose the concentration policy of the Drill Bit Fund.  See Item 16(c)(1)(iv) of Form N-1A.  Please also disclose this concentration policy in the Principal Investment Strategies section of the Drill Bit Fund’s summary prospectus.  See Item 4(a) of Form N-1A.

RESPONSE (please see pages 7-8 of the Prospectus and pages 1-2 of the SAI):  The Registrant has disclosed the Fund’s concentration policy.  The Fund will not concentrate in any one industry.

December 9, 2015

XXIV.	Statement of Additional Information – Management – Board Diversification and Trustee Qualifications (pages 57-59)

45.
COMMENT:  The first paragraph on page 58 states that the Board has determined that each Trustee possesses experience, qualification, attributes and skills that enable the Trustee to be an effective member of the Board.  Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director to the Funds, in light of the Funds’ business and structure.  See Item 17(b)(10) of Form N-1A.

RESPONSE (please see pages 41-42):  The Registrant has added the requested disclosure.

46.
COMMENT:  Please disclose the dollar range of equity securities beneficially owned by each Trustee, on an aggregate basis, in any registered investment companies overseen by the Trustee in the same family of investment companies and the Funds.  See Item 17(b)(4)(ii) of Form N-1A.

RESPONSE (please see pages 42-43):  The Registrant has made the requested disclosure.

XV.	Statement of Additional Information – Financial Statements

47.	COMMENT: Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the 1940 Act.

RESPONSE:  The financial statements are currently being audited.  The Registrant will include the financial statements in an amendment as soon as they are completed.

XVI.	Statement of Additional Information – Signature Page

48.
COMMENT:  We note that the registration statement has been signed by only one Trustee.  Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

RESPONSE:  The Registrant’s Organizational Board meeting will be held on December 15, 2015.  The Registrant would prefer to file an amendment incorporating the Trustees’ signatures immediately after the Organizational Board Meeting.

XVII.	General Comments

49.	COMMENT: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

RESPONSE:  The Registrant has made conforming revisions in similar disclosure elsewhere in the filing.

December 9, 2015

50.
COMMENT:  We note that portions of your filing are incomplete, including the fee table, prior performance disclosure, and information regarding the Funds’ Trustees.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

RESPONSE:  The Registrant appreciates the comment.

51.
COMMENT:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

RESPONSE:  The Registrant does not anticipate omitting any requested information.

52.	COMMENT: Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

RESPONSE:  The Registrant neither expects to nor has it submitted any exemptive applications or no-action requests in connection with its registration statement.

53.
COMMENT:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

RESPONSE:  The Registrant appreciates the general comment.

54.
COMMENT:  Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  As discussed with the Staff, it is the Registrant’s hope to commence its offering on or before December 31, 2015.  Consistent with that plan, the Registrant will be requesting acceleration of the effective date of the registration statement following the Organizational Board Meeting of Trustees on December 15, 2015.

December 9, 2015

55.
COMMENT:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE:  The Registrant and its management have reviewed the filing for accuracy and adequacy.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski